UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 and 333-175546).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on August 8, 2012, reporting the results for the period ended June 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.
Date: August 8, 2012
	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

Top Image Reports Record Q2 2012 Financial Results
Revenue Grows 14%, Non-GAAP Operating Margins Grow to 15% while
Investing in US Headquarters in New York City

Non-GAAP Profit Guidance for Full Year Raised to 21%-29%

Tel Aviv, Israel – August 8, 2012 - Top Image Systems, Ltd. (TIS) (Nasdaq: TISA), a leading ECM (Enterprise Content Management) intelligent content capture and delivery solutions provider, today announced record financial results for the second quarter ended June 30, 2012.

Second Quarter Year-over-Year Highlights include:

•	Revenue increased 14% to a record $8.0 million;
•	Non-GAAP operating income increased 22% to $1.2 million;
•	Non-GAAP diluted EPS was $0.09 per diluted share and $0.18 for the first half of 2012;
•	Gross margin increased from 59% to 62%;
•	Non-GAAP operating margin grew to 15%;
•	Recurring revenue from maintenance was 23% of revenues or $1.8 million;
•	14th consecutive quarter of positive Non-GAAP operating income;
•	Top Image ended the quarter with $4.5 million in cash and no debt, compared to $2.6 million as of December 31, 2011;

Additional Highlights

In addition to Financial Highlights in the Second Quarter, Top Image:

•	Opened its new North American headquarters in New York City;
•	Appointed Omri Gelb as Executive VP, to serve as General Manager of North American Division;
•	Initiated Mobile Capture solutions sales and marketing campaigns in the USA.

Dr. Ido Schechter, CEO of Top Image Systems, commented, “Top Image grew revenue, increased its profit guidance and expanded operating margins this quarter. Our core business shows rapid return on investment because we save money for our enterprise customers. Our margins continue to expand even as we invest in a new North American headquarters in New York City. In a tough economy in which to grow revenue, profit, and margins, while investing to develop additional revenue streams, Top Image has shown solid performance. As we said in the beginning of the year, we plan to generate sequential increases leading to accelerated growth in the second half of the year.”

Dr. Schechter continued, “We continued to implement our growth strategy through strong up-sales to Digital Mailroom, extended services to customers and numerous Proof of Concept designs (POCs) to new prospects in the banking sector, and important new partnerships signed with technology vendors and Business Process Outsourcers (BPOs) as well as with mobile application providers. Regarding mobile, we have several opportunities in the pipeline, both for mobile banking and for mobile non-banking business.

For 2012, TISA reiterates that it expects annual growth of between 17% and 23%, revenues of between $33.5 million and $35.3 million, and is pleased to raise guidance for Non-GAAP operating income to the range of $4.4 million to $4.7 million, representing a year over year increase of between 21% and 29%.”

Second Quarter 2012 Results

Revenues for the second quarter of 2012 were $8.0 million, compared to $7.1 million for the second quarter of 2011, an increase of 14%. Non-GAAP operating income was $1.2 million for the second quarter of 2012, compared to $1.0 million for the second quarter of 2011, an increase of 22%.  Non-GAAP net income was $1.1 million for the second quarter of 2012, compared to $1.0 million for the second quarter of 2011, an increase of 14%.  Non-GAAP diluted EPS was $0.09 for the second quarters of both 2012 and 2011. Non-GAAP diluted EPS remains the same although profit increased due to an increase in the weighted average number of shares by 1.5 million. The increase in weighted average shares derived from a financing completed in June of 2011 and exercise of employees’ options.

Conference Call

The Company will hold a conference call today, Wednesday, August 8th at 10 a.m. EDT (7 a.m. PDT, 5 p.m. Israel Time) to review the second quarter 2012 results.

Mr. Izhak Nakar, Active Chairman of TISA, and Ms. Gili Shalita, CFO will be on-line to discuss these results and to take part in a Question and Answer session.

US Toll-Free Dial-in Number:	1-877-941-2068
US Toll/ INTERNATIONAL Dial-in Number:	1-480-629-9712
Israel Toll-Free Dial-in Number:	1-809-21-4368

Conference ID:  4551800
The conference call is scheduled to begin at:

10 a.m. Eastern Time
  7 a.m. Pacific Time
  5 p.m. Israel Time

To join the live webcast, please click on the following link:  http://public.viavid.com/index.php?id=101149

For those unable to attend the live call or webcast, from the following day a recording of the call will be made available for download from the Investors section of the Top Image Systems’ website www.topimagesystems.com; during the next three months the recorded webcast can be viewed by clicking on the same link as for the live webcast: http://public.viavid.com/index.php?id=101149

Non-GAAP Financial Measures

The release includes non-GAAP financial measures, including, without limitation, Non-GAAP Operating Income (which includes amortization expenses and non-cash stock-based compensation expenses) and Non-GAAP Net Income (which includes amortization expenses, non-cash stock-based compensation expenses and changes in fair value of convertible debentures).

Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled "GAAP and Non-GAAP Statements of Operations”.

The presentation of these non-GAAP financial measures should be considered as an addition to TIS's GAAP results provided in the attached financial statements for the second quarter ended June 30, 2012, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Attached is a table which reconciles each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS's management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains that may not be indicative of TIS's core business operating results. TIS management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS's performance. These non-GAAP financial measures also facilitate comparisons to TIS's historical performance and its competitors' operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

About Top Image Systems

Top Image Systems (TIS) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS's eFLOW™ Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Europe and Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Shelli Zargary
Director of Corporate Marketing
shelli.zargary@topimagesystems.com
+972 3 767 9114

Investors:
James Carbonara
Regional Vice President, Hayden IR
james@haydenir.com
+ 1 646 755 7412

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	June 30,	December 31,
	2012	2011
	In thousands
	Unaudited	Audited

Assets

Current assets:
Cash and cash equivalents	$4,021	$2,090
Restricted cash	174	20
Trade receivables, net	6,184	4,631
Other account receivable and prepaid expenses	731	637

Total current assets	11,110	7,378

Long term assets:
Severance pay funds	1,372	1,299
Restricted cash	337	499
Long-term deposits and long-term assets	80	84
Property and equipment, net	433	485
Intangible assets, net	-	11
Goodwill	5,929	5,842

Total long-term assets	8,151	8,220

Total assets	$19,261	$15,598

Liabilities and Shareholders' Equity

Current liabilities:

Trade payables	$423	$351
Deferred revenues	3,329	2,084
Accrued expenses and other accounts payable	2,112	2,480

Total current liabilities	5,864	4,915

Long-term liabilities:
Accrued severance pay	1,624	1,543

Total long-term liabilities	1,624	1,543

Total liabilities	7,488	6,458

Shareholders' equity	11,773	9,140

Total liabilities and shareholders' equity	$19,261	$15,598

Top Image Systems Ltd.
GAAP and Non-GAAP Statements of Operations for the:
U.S. dollars in thousands (except per share data)

	Three months ended				Three months ended
	June 30, 2012				June 30, 2011
	GAAP		Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$8,024		-	$8,024	$7,062	-	$7,062
Cost of revenues	3,056		(16)	3,040	2,866	-	2,866
Gross profit	4,968		16	4,984	4,196	-	4,196

Research and development	649		(6)	643	490	-	490
Selling & marketing	2,163		(14)	2,149	1,748	(12)	1,736
General and administrative	1,260		(260)	1,000	991	-	991
	4,072		(280)	3,792	3,229	(12)	3,217

Operating income	896	*	296	1,192	967	12	979

Financial expenses, net	(97)		-	(97)	(408)	435	27

Income before taxes on income	799		296	1,095	559	447	1,006

Income tax expense (tax benefit)	(53)		-	(53)	2	-	2

Net income	$852	*	296	$1,148	$557	447	$1,004

Basic earnings per share	$0.07			$0.10	$0.06		$0.10

Weighted average number of shares used in computing of basic net earnings per share	11,436			11,436	9,685		9,685

Diluted earnings per share	$0.07			$0.09	$0.05		$0.09

Weighted average number of shares used in computing of diluted net earnings per share	12,491			12,491	10,992		10,992

(1) Adjustments reflect the effect of non-cash stock options expenses as per SFAS 123R, amortization of intangible assets related to acquisition transactions and changes in fair value of convertible debentures:

	Three months ended	Three months ended
	June 30, 2012	June 30, 2011
	Adjustments (1)	Adjustments (1)
	Unaudited	Unaudited
Stock-based compensation expenses	296	-
Amortization of intangible assets related to acquisition	-	12
Change In Fair Value of Convertible Debentures	-	435
	$296	$447

*     Our GAAP results of operations for the six months ended June 30, 2012 reflect $476 in non-cash share-based compensation expense that was incurred in the three months ended March 31, 2012.  That expense was not reflected in the GAAP results of operations we reported for our first quarter of 2012. After reflecting that expense, our GAAP Operating Income and GAAP Net Income for the three months ended March 31, 2012 would have been $443 and $486, respectively, and our Basic and Diluted Earnings per share for Q1 would have been $0.04. There was no effect on Non GAAP results.

Top Image Systems Ltd.
GAAP and Non-GAAP Statements of Operations for the:
U.S. dollars in thousands (except per share data)

	Six months ended			Six months ended
	June 30, 2012			June 30, 2011
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$15,708	-	$15,708	$14,220	-	$14,220
Cost of revenues	5,908	(32)	5,876	5,568	-	5,568
Gross Profit	9,800	32	9,832	8,652	-	8,652

Research and development	1,337	(12)	1,325	981	-	981
Selling & marketing	4,240	(39)	4,201	3,477	(23)	3,454
General and administrative	2,884	(784)	2,100	2,213	-	2,213
	8,461	(835)	7,626	6,671	(23)	6,648

Operating income	1,339	867	2,206	1,981	23	2,004

Financial expenses, net	(17)	-	(17)	(684)	783	99

Income before taxes on income	1,322	867	2,189	1,297	806	2,103

Income tax expense (tax benefit)	(16)	-	(16)	3	-	3

Net income	$1,338	867	$2,205	$1,294	806	$2,100

Basic earnings per share	$0.12		$0.20	$0.14		$0.22

Weighted average number of shares used in computing of basic net earnings per share	11,206		11,206	9,543		9,543

Diluted earnings per share	$0.11		$0.18	$0.12		$0.20

Weighted average number of shares used in computing of diluted net earnings per share	12,332		12,332	10,743		10,743

(1) Adjustments reflect the effect of non-cash stock options expenses as per SFAS 123R, amortization of intangible assets related to acquisition transactions and changes in fair value of convertible debentures:

	Six months ended	Six months ended
	June 30, 2012	June 30, 2011
	Adjustments (1)	Adjustments (1)
	Unaudited	Unaudited
Stock-based compensation expenses	856	-
Amortization of intangible assets related to acquisition	11	23
Change In Fair Value of Convertible Debentures	-	783
	$867	$806